UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One)

(X)	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014
OR

( )	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ________________

Commission file number 0-14112

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Jack Henry & Associates, Inc.
663 Highway 60, P.O. Box 807, Monett, MO 65708

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

1.	Statement of Net Assets Available for Plan Benefits at December 31, 2014 and 2013.

2.	Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 2014.

EXHIBITS
23. Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

JACK HENRY & ASSOCIATES, INC.
401(K) RETIREMENT SAVINGS PLAN

By:   /s/ Kevin D. Williams
Kevin D. Williams, Chief Financial Officer
Date: June 26, 2015

Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan
Financial Statements as of December 31, 2014 and 2013 and for the Year Ended December 31, 2014, Supplemental Schedules as of and for the year ended December 31, 2014, and Report of Independent Registered Public Accounting Firm

JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3

Notes to Financial Statements	4-13

SUPPLEMENTAL SCHEDULES

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	15-16

Form 5500, Schedule H, Part IV, Question 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2014	17

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Trustees
Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan
Monett, Missouri
We have audited the accompanying statements of net assets available for benefits of Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the change in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental schedules of assets (held at end of year) as of December 31, 2014, and delinquent participant contributions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Kansas City, Missouri
June 26, 2015

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JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 AND 2013

	2014	2013
ASSETS:
Participant-directed investments	$454,034,088	$411,010,460

Notes receivable from participants	14,126,842	11,395,674

NET ASSETS AVAILABLE FOR BENEFITS	$468,160,930	$422,406,134

See notes to financial statements.

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JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

ADDITIONS:
Employer contributions	$14,292,104
Participant contributions	25,990,375
Rollover accounts for new Plan participants	3,294,905
Net appreciation in fair value of investments	11,932,293
Dividends	3,619,215
Interest and other income	9,316,074
Interest income on notes receivable from participants	424,232

Total additions	68,869,198

DEDUCTIONS:
Administrative expenses	39,800
Distributions to participants	23,074,602

Total deductions	23,114,402

INCREASE IN NET ASSETS	45,754,796

NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year	422,406,134

NET ASSETS AVAILABLE FOR BENEFITS - End of year	$468,160,930

See notes to financial statements.

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JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 AND 2013 AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF PLAN
The following description of the Jack Henry & Associates, Inc. 401(k) Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution 401(k) plan benefiting Jack Henry & Associates, Inc. (the “Company”) employees. An eligible employee must have attained the age of 18 and completed 30 days of service to be a participant. Participants are eligible to receive safe harbor employer matching contributions (“Safe Harbor Contributions”) after six months of service. Additionally, the Company may make a Company discretionary contribution to all eligible employees who meet the same minimum service requirement, and the Company may also make an applicable qualified non-elective contribution (QNEC) to each non-highly compensated employee, actively employed on the last day of the Plan year, who has completed a year of service (1000 hours of service), if otherwise required under the Plan. The Company is the Plan administrator and Prudential Bank and Trust, FSB (“Prudential” or “Plan Trustee”) was appointed Plan Trustee to, among other things, hold and invest the Plan’s investments in accordance with the direction of the Plan Administrator and terms of the Plan. The Plan is subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA).
The Plan also contains an Employee Stock Ownership Plan (ESOP) component that provides for a portion of the Plan’s assets to be invested in Jack Henry & Associates, Inc. common stock. Participants are provided the option of receiving a direct cash distribution of any dividends paid on such stock held in participant elective contribution accounts and, if they are 100% vested as of the dividend record date, the Company will match those contribution accounts. Dividends paid on Company stock are automatically reinvested, unless cash distribution was elected.
Contributions - The Plan provides for an automatic deferral of 2% of compensation for new participants, when no other election is made. The Plan also allows post-tax “Roth” deferrals by participants. Participants may elect to defer applicable salary and compensation amounts into the Plan, up to the maximum contribution allowable under section 401(k) of the Internal Revenue Code (IRC). The total amount that a participant could elect to contribute to the Plan on a pre-tax basis in 2014 could not exceed $17,500. If a participant reached age 50 by December 31, 2014, they were able to contribute an additional $5,500 “catch up” contribution to the Plan on a pre-tax basis.
The Company matches 100% of participant contributions up to a maximum of the lesser of 5% of the participant’s eligible compensation or $5,000. In addition to the Company matching contributions, the Company may make other discretionary contributions, as well as Company QNEC contributions equal to a uniform percentage of each participant’s eligible compensation, which is determined each year by the Company. No Company discretionary or other QNEC contributions were made in 2014.
Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, Safe Harbor Contributions, Company contribution account, and/or allocations of Company QNEC contributions and Plan investment earnings, and charged with withdrawals and an allocation of Plan investment losses.

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Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan currently offers Jack Henry & Associates, Inc. common stock, mutual funds, pooled separate accounts, and a guaranteed investment contract (GIC), as investment options for participants.
Vesting - Participants are vested immediately in their voluntary contributions, Safe Harbor Contributions, and the earnings on these contributions. Vesting in the Company contribution and other QNEC portion of their accounts, if applicable, is based on years of service with an employee vesting 20% after two years of service and subsequently vesting 20% each year until becoming fully vested with six years of continuous service.
Participant Loans - Participants may borrow, as defined in the Plan, from their fund accounts a minimum amount of $1,000 up to the lesser of (1) $50,000 less the amount of highest outstanding loan balance in the previous 12 months or (2) 50% of their vested account balances. Loan terms range from one to five years, unless the loan is to be used to purchase the participant’s principal residence, in which case the term may extend beyond five years. The loans are secured by the balance in the participant’s account and bear interest at a rate as defined by the Plan (ranging from 3.25% to 10.70% as of December 31, 2014). Principal and interest are paid through payroll deductions.
Payment of Benefits - Upon termination of service due to death, disability, or retirement, a participant/beneficiary may elect to receive a lump-sum amount equal to the value of his or her account as soon as administratively feasible following the date on which a distribution is requested or is otherwise payable. A participant/beneficiary may also elect to receive the value of his or her account in installment payments or have the balance rolled over into an individual retirement account.
Forfeited Accounts - At December 31, 2014 and 2013, forfeited nonvested accounts totaled $4,174 and $4,430, respectively. These accounts are used first as restoration of participant’s forfeitures, then as offset to Plan expenses, then as a reduction to future Company discretionary contributions. Forfeitures are restored when a participant is rehired and had previously forfeited any fund balance in the Company contribution account, including any applicable QNEC source.

2.	SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting - The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
Risk and Uncertainties - The Plan utilizes various investment instruments, including common stock, mutual funds, pooled separate accounts and a GIC. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition - The Plan’s investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

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The Company’s common stock is valued at the closing price reported on the NASDAQ Stock Market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end.
The units of pooled separate accounts are stated at fair value as determined by the issuer of the account based on the fair value of the underlying investments. Individual participant accounts invested in the pooled separate accounts are maintained on a unit value basis. The Plan’s GIC with Prudential is valued at contract value, which is equal to fair value (see Note 5).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid interest. Delinquent participant loans are recorded as distributions, based on the terms of the Plan document.
Administrative Expenses - Administrative expenses of the Plan are paid by either the Plan or the Company, as provided in the Plan document.
Benefits Payable - Benefits are recorded when paid. As of December 31, 2014 and 2013, there were no distributions payable to Plan participants.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Techniques - Valuation technologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Shares of registered investment companies held are primarily categorized as Level 1; they are valued at quoted market prices that represent the net asset value of shares held at Plan year-end.
Pooled separate accounts are categorized as Level 2. They are valued using third party pricing services. These services use, for example, model-based pricing methods that use observable market data as inputs. Broker dealer bids or quotes of securities with similar characteristics may also be used.
The GIC's asset valuation techniques are listed in Note 5. The GIC is categorized as level 2.

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The Company’s common stock is valued at the closing price reported on the active market on which the securities are traded (NASDAQ Global Select) on the last business day of the Plan year. The Company’s common stock is categorized as Level 1.
The following tables, set forth by level within the fair value hierarchy, is a summary of the Plan’s investments measured at fair value on a recurring basis at December 31, 2014 and 2013:

	December 31, 2014
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Balanced funds	$44,147,139	$—	$—	$44,147,139
Fixed income fund	2,575,601	—	—	2,575,601
International fund	44,277,845	—	—	44,277,845
Domestic stock funds	69,414,474	—	—	69,414,474
Total mutual funds	160,415,059	—	—	160,415,059

Pooled separate accounts:
Balanced funds	—	3,690,250	—	3,690,250
Domestic stock funds	—	134,978,467	—	134,978,467
Fixed income fund	—	27,231,502	—	27,231,502
Total pooled separate accounts	—	165,900,219	—	165,900,219

Guaranteed Investment Contract	—	51,682,975	—	51,682,975
Common stock - Jack Henry & Associates, Inc.	76,035,835	—	—	76,035,835

Total investments at fair value	$236,450,894	$217,583,194	$—	$454,034,088

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	December 31, 2013
	Active Markets for Identical Assets (Level 1)	Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Balanced funds	$39,658,897	$—	$—	$39,658,897
Fixed income fund	1,753,493	—	—	1,753,493
International fund	40,515,349	—	—	40,515,349
Domestic stock funds	113,618,945	—	—	113,618,945
Total mutual funds	195,546,684	—	—	195,546,684

Pooled separate accounts:
Balanced funds	—	3,109,138	—	3,109,138
Domestic stock funds	—	65,620,271	—	65,620,271
Fixed income fund	—	23,617,923	—	23,617,923
Total pooled separate accounts	—	92,347,332	—	92,347,332

Guaranteed Investment Contract	—	46,314,141	—	46,314,141
Common stock - Jack Henry & Associates, Inc.	76,802,303	—	—	76,802,303

Total investments at fair value	$272,348,987	$138,661,473	$—	$411,010,460

Correction of Error - During 2014, Plan management determined that the previously reported level 1 Mutual Funds: Domestic Stock Funds of $42,771,105 was incorrectly classified in 2013 as a level 1 asset when appropriate classification is a level 2 Pooled Separate Account: Domestic Stock Funds by the same amount. As a result, the Company corrected the fair value leveling disclosure for the year ended December 31, 2013 to reflect the correction of this classification. This error had no impact on total investments presented in the statement of net assets available for benefits.
The valuation methods as described in Note 2 may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The Plan’s policy is to recognize transfers between levels at the end of the reporting period. For the years ended December 31, 2014 and 2013, there were no transfers between levels.

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4.	INVESTMENTS
The components of the Plan’s individual investments, which represent 5% or more of the Plan’s net assets available for benefits at December 31, 2014 and 2013, were as follows:

	2014		2013

* Common stock - Jack Henry & Associates, Inc.	$76,035,835		$76,802,303
* Prudential - Guaranteed Income Fund	51,682,975		46,314,141
* Prudential- JP Morgan Funds - Large Cap Growth Fund	48,536,964		42,771,105
American Funds - Europac Fund R5	44,277,845		—
American Funds - Europac Fund	—	**	40,515,349
* Prudential- LSV Asset Management - Large Cap Value	40,177,662		—	**
Blackrock Funds - Blackrock Eq Dividend 1	—	**	34,765,738
* Prudential - Core Plus Bond/PIMCO Fund	27,231,277		23,617,354

* Represents a party-in-interest to the Plan
** Amount is less than 5% as of December 31, but is presented for comparative purposes.

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During 2014, the Plan’s investments (including gains and losses on investments bought, sold, as well as held during the year) (depreciated)/appreciated, as follows:

American Funds - Europac Fund	$(1,780,427)
Diamond Hill - Small Cap Fund	(55,598)
Loomis Sayles Funds - Loomis Small Cap Growth Fund	(1,979,245)
John Hancock Funds - Disciplined Value Mid Cap I	1,688,439
Blackrock Funds - Blackrock Eq Dividend I	1,022,886
Blackrock Funds - Blackrock Inflation Protect Fund	(22,957)
Invesco Funds - Invesco Charter Institutional Fund	(521,322)
JP Morgan Funds - JP Morgan Gov't Bond A	3,695
T Rowe Price Funds - T Rowe Blue Chip Fund	309,465
T Rowe Price Funds - T Rowe RA 2005	3,521
T Rowe Price Funds - T Rowe RA 2010	(6,446)
T Rowe Price Funds - T Rowe RA 2015	3,145
T Rowe Price Funds - T Rowe RA 2020	105,729
T Rowe Price Funds - T Rowe RA 2025	14,936
T Rowe Price Funds - T Rowe RA 2030	174,768
T Rowe Price Funds - T Rowe RA 2035	37,612
T Rowe Price Funds - T Rowe RA 2040	327,961
T Rowe Price Funds - T Rowe RA 2045	3,630
T Rowe Price Funds - T Rowe RA 2050	937
T Rowe Price Funds - T Rowe RA 2055	83
T Rowe Price Funds - T Rowe RA Income Fund	10,886
Vanguard Funds - Vanguard Ext Mkt Index Fund ADM	382,958
Vanguard Funds - Vanguard Ext Mkt Index Fund	137,747
*Common stock - Jack Henry & Associates, Inc.	3,341,372
*Prudential Retirement Insurance and Annuity Company - JP Morgan Large Cap Growth Fund	4,805,507
*Prudential Retirement Insurance and Annuity Company - Core Plus Bond/PIMCO Fund	1,195,709
*Prudential Retirement Insurance and Annuity Company - MC GR/Goldman Sachs Fund	860,519
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Growth Fund (I)	54,290
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Income & Equity Fund (I)	9,519
*Prudential Retirement Insurance and Annuity Company - Dryden S&P 500 Index Fund	1,720,469
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Balanced Fund (I)	28,267
*Prudential Retirement Insurance and Annuity Company - Day One IFX Targeted Balance Fund	20,275
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Conservative Fund (I)	33,963

$11,932,293

* Represents a party-in-interest to the Plan.

5.	INVESTMENT CONTRACT WITH INSURANCE COMPANY
The Plan has a fully benefit-responsive GIC with Prudential. Prudential maintains the contributions in a general account, which is credited with earnings and charged for participant withdrawals and administrative expenses. The GIC is included in the financial statements at fair value, which is equal to contract value. The concept of a value other than contract value does not apply to this GIC even

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upon a discontinuance of the contract in which case contract value would be paid no later than 90 days from the date the sponsor provides notice to discontinue. There are no specific securities in the general account that back the liabilities of this annuity contract and it would be inappropriate to look to the market value of the securities within the insurer’s general account to determine a fair value. The insurer owns a promise to pay interest at crediting rates, which are announced in advance and guaranteed for a six-month period. This contract is not a traditional GIC and therefore there are no cash flows that could be discounted. As a result, the fair value of the GIC is equal to the contract value. Contract value represents contributions made under the contract, plus transfers to the fund and credited interest, less participant withdrawals, transfers out of the fund and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.
Limitations on the Ability of the GIC to Transact at Contract Value - The GIC does not have any restrictions that impact the ability of the Plan to collect the full contract value. However, the GIC does allow disbursements to be deferred over a period of time if the value of the disbursements exceeds 10% of the total beginning net assets of the guaranteed income fund pool in which the GIC belongs. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. Prudential may not terminate the contract at any amount less than the contract value.
Average Yields - Prudential is contractually obligated to pay the principal and specified interest rate that is guaranteed to the Plan. The crediting interest rate is based on a formula agreed upon with Prudential, but may not be less than 1.50%. Such interest rates are reviewed on a semi-annual basis for resetting. The crediting rate of the product will be established based on current economic and market conditions, the general interest rate environment, and both the expected and actual experience of a reference portfolio within the issuer’s general account. These rates are established without the use of a specific formula.

	December 31, 2014	December 31, 2013
Average yields:
Based on annualized earnings (1)	2.20%	2.35%
Based on interest rate credited to participants (2)	2.20%	2.35%

(1)	Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2)	Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

6.	EXEMPT PARTIES-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a guaranteed investment contract, managed by Prudential. Prudential is the Plan Trustee, as defined by the Plan, and these transactions qualify as exempt party-in-interest transactions. In addition, the Company pays certain fees on behalf of the Plan for accounting services.
At December 31, 2014 and 2013, the Plan held 1,223,621 and 1,297,117 shares, respectively, of common stock of the Company, the sponsoring employer, with a cost basis of $31,245,961 and $30,148,314, respectively. During the year ended December 31, 2014, the Plan received $1,125,066 in dividend income from these shares.

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7.	PLAN TERMINATION
Although it has not expressed an intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of plan termination, employees become 100% vested in any non-vested portion of their accounts.

8.	FEDERAL INCOME TAX STATUS
The Plan was restated to comply with applicable law changes and updates effective December 1, 2008, and an Internal Revenue Service (IRS) determination letter was received on September 14, 2013. The Plan Administrator reasonably believes that the Plan, as restated and amended, is designed and is being operated in compliance with applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authority. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

9.	NET ASSET VALUE (NAV) PER SHARE
The following tables for December 31, 2014 and 2013, set forth a summary of the Plan’s investments with a reported NAV.

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2014
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Equity Index Funds (a)	$134,978,467	None	Immediate	Up to 30 days if negative cash flow	None

Balanced Funds (b)	3,690,250	None	Immediate	Up to 30 days if negative cash flow	None

Bond Funds (c)	27,231,502	None	Immediate	Up to 30 days if negative cash flow	None

Total	$165,900,219

	Fair Value Estimated Using Net Asset Value per Share
	December 31, 2013
Investment	Fair Value*	Unfunded Commitment	Redemption Frequency	Other Redemption Restrictions	Redemption Notice Period

Equity Index Funds (a)	$65,620,271	None	Immediate	Up to 30 days if negative cash flow	None

Balanced Funds (b)	3,109,138	None	Immediate	Up to 30 days if negative cash flow	None

Bond Funds (c)	23,617,923	None	Immediate	Up to 30 days if negative cash flow	None

Total	$92,347,332

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*The fair values of the investments have been estimated using the net asset value of the investment.

(a)
Equity index fund strategies seek to replicate the movements of an index of a specific financial market, such as the Standards & Poors’ (S&P) 500 Index or Russell Midcap Value Index, regardless of market conditions.

(b) The balanced fund strategies seek to consistently outperform its benchmarks over full market cycles. These funds invest in a family of funds comprised of five distinct, multi-asset class, multi-manager investment portfolios, which offer a range of risk/return characteristics. The investment objectives of each of the five funds varies in keeping with the desired risk tolerance and associated asset allocation of the underlying portfolio.

(c)
The bond fund strategies seek to exceed the return of the Barclays Capital U.S. Aggregate Bond Index, consistent with preservation of capital by investing in a diversified portfolio of fixed income securities.

Correction of Error - Presentation of net asset information for the equity index funds as of December 31, 2013 did not include one pooled separate account of $42,771,105 at December 31, 2013 that is valued based on a calculated net asset value. The presentation as of December 31, 2013 has been corrected, as further discussed in Note 3.

10.	SUBSEQUENT EVENT
Effective January 1, 2015, the Plan's automatic deferral for new participants who make no other election increased to 3%. In addition, effective January 1, 2015, for all participants in the Plan who make no other election, their deferral rate automatically increases 1% on the anniversary of their enrollment date, up to a maximum of 10%.

* * * * * *

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SUPPLEMENTAL SCHEDULES

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JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT SAVINGS PLAN
EIN: 43-1128385
Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2014

Description of Investment	Current Value

American Century - Equity Growth Instl	$20,200,320
American Funds - Europac Fund	44,277,845
Blackrock Funds - Blackrock Inflation Protect Fund	2,265,562
Diamond Hill - Small Cap Fund	13,056,623
Invesco Funds - Invesco Charter Institutional Fund	12,360
JP Morgan Funds - JP Morgan Gov't Bond A	2,575,601
Loomis Sayles Funds - Loomis Small Cap Growth Fund	16,084,928
T Rowe Price Funds - T Rowe Blue Chip Fund	8,121,798
T Rowe Price Funds - T Rowe RA 2005 Fund	388,798
T Rowe Price Funds - T Rowe RA 2010 Fund	1,575,016
T Rowe Price Funds - T Rowe RA 2015 Fund	1,364,524
T Rowe Price Funds - T Rowe RA 2020 Fund	6,633,376
T Rowe Price Funds - T Rowe RA 2025 Fund	1,519,953
T Rowe Price Funds - T Rowe RA 2030 Fund	12,926,860
T Rowe Price Funds - T Rowe RA 2035 Fund	1,357,423
T Rowe Price Funds - T Rowe RA 2040 Fund	15,179,926
T Rowe Price Funds - T Rowe RA 2045 Fund	846,796
T Rowe Price Funds - T Rowe RA 2050 Fund	520,898
T Rowe Price Funds - T Rowe RA 2055 Fund	437,733
T Rowe Price Funds - T Rowe RA Income Fund	1,395,836
Vanguard Funds - Vanguard Ext Mkt Index Fund	9,672,883
*Prudential Retirement Insurance and Annuity Company - JP Morgan Large Cap Growth Fund	48,536,964
*Prudential Retirement Insurance and Annuity Company - LSV Large Cap Value Fund	40,177,662
*Prudential Retirement Insurance and Annuity Company - Rebeco Boston Mid Cap Value Fund	18,930,721
*Prudential Retirement Insurance and Annuity Company - Core Plus Bond/PIMCO Fund	27,231,277
*Prudential Retirement Insurance and Annuity Company - MC GR/Goldman Sachs Fund	11,536,119
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Growth Fund (I)	1,286,110
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Balanced Fund (I)	648,740
*Prudential Retirement Insurance and Annuity Company - IFX Long-term Conservative Fund (I)	770,789
*Prudential Retirement Insurance and Annuity Company - IFX LT Income & Equity Fund (I)	200,711
*Prudential Retirement Insurance and Annuity Company - Day One IFX Targeted Balance Fund	783,900
*Prudential Retirement Insurance and Annuity Company - Dryden S&P 500 Index Fund	15,797,001
*Prudential Retirement Insurance and Annuity Company - Loan AP Fund	225
(continued)

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Mutual fund and pooled separate account total	326,315,278

*Prudential Retirement Insurance and Annuity Company - Guaranteed Income Fund	51,682,975

*Common Stock - Jack Henry & Associates, Inc.	76,035,835

*Notes receivable from participants (interest rates ranging from 3.25% to 10.70%; maturity dates ranging from 2015 to 2025)	14,126,842

TOTAL	$468,160,930

* Represents a party-in-interest to the Plan

See accompanying Independent Auditors' Report.

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JACK HENRY & ASSOCIATES, INC.
401(k) RETIREMENT PLAN
EIN: 43-1128385
Plan Number: 003

FORM 5500, SCHEDULE H, PART IV, QUESTION 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP

Participant Contributions Transferred Late to the Plan - 2012	$—	$—	$79,798	$—

Participant Contributions Transferred Late to the Plan - 2011	$—	$—	$29,696	$—

See accompanying Independent Auditors' Report.

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